

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.   20549

April 21, 2011

<u>Via Facsimile</u>
Mr. Kenneth W. Bell
Chief Executive Officer
Pacific WebWorks, Inc.
230 West 400 South, 1<sup>st</sup> Floor
Salt Lake City, Utah 84101

> **Re:    Pacific WebWorks, Inc.**
> **Item 4.01 Form 8-K**
> **Filed February 2, 2011**
> **File No. 000-26731**

Dear Mr. Bell:

We note that your financial statements for the year ended December 31, 2009 were audited by Chisholm, Bierwolf, Nilson & Morrill, LLC.  Effective April 8, 2011, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Chisholm, Bierwolf, Nilson & Morrill, LLC.  You can find a copy of the order at http://pcaobus.org/Enforcement/Decisions/Documents/Chisholm.pdf.

As Chisholm, Bierwolf, Nilson & Morrill, LLC is no longer registered with the PCAOB, you may not include its audit reports or consents in your filings with the Commission.  If Chisholm, Bierwolf, Nilson & Morrill, LLC audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year.

In providing the information that Item 304 of Regulation S-K requires, please indicate that the PCAOB has revoked the registration of your prior auditor, Chisholm, Bierwolf, Nilson & Morrill, LLC.  We believe the revocation of the accountant's PCAOB registration and the reasons thereto would likely be information necessary to make the required statements – whether the former accountant resigned, declined to stand for re-election or was dismissed – in light of the circumstances under which they are made, not misleading.  Please amend the 8-K that you filed regarding the auditor change under Item 4.01 to disclose this fact or otherwise include such information when you amend your Form 10-K for the fiscal year ended December 31, 2010 to include your financial statements.  Please advise us as to how you intend to address this matter by no later than May 3, 2011.  If you have any questions, please contact Jaime John, Staff Accountant at 202-551-3446.

Sincerely,

/s/ Craig Wilson
Senior Assistant Chief Accountant